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Exhibit (a)(5)(H)

Tribune Company 435 North Michigan Avenue Chicago, Illinois 60611	Corporate Relations Department 312/222-3238 FAX: 312/222-1573

Press Release

TRIBUNE ANNOUNCES FINAL RESULTS
OF MODIFIED "DUTCH AUCTION" TENDER OFFER

CHICAGO, June 30, 2006—Tribune Company (NYSE: TRB) today announced the final results of its modified 'Dutch Auction' tender offer which expired at 12:00 midnight, New York time, on Monday, June 26, 2006.

Tribune has accepted for purchase 45,026,835 shares of its common stock at a price of $32.50 per share. These shares represent approximately 15 percent of shares outstanding as of June 26, 2006. Because Tribune is purchasing all of the shares tendered, no proration is required.

The depositary will promptly pay for the shares accepted for purchase. With completion of the tender offer, Tribune now has approximately 258 million shares of common stock outstanding.

Pursuant to the terms of the purchase agreements with the McCormick Tribune Foundation and the Cantigny Foundation, Tribune will also acquire an aggregate of 10 million shares of Tribune common stock on July 12 at a price of $32.50 per share. Tribune plans to repurchase up to an additional 20 million shares in the open market beginning on or after July 12.

Merrill Lynch & Co. and Citigroup served as co-dealer managers for the tender offer. Georgeson Shareholder Communications Inc. served as Information Agent and Computershare Trust Company, N.A. served as the depositary. Any questions about the tender offer may be directed to Georgeson at 17 State Street, 10th Floor, New York, N.Y. 10004, telephone 866/767-8963. (Banker and brokerage firms call collect 212/440-9800.)

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TRIBUNE (NYSE:TRB) is one of the country's top media companies, operating businesses in publishing and broadcasting. It reaches more than 80 percent of U.S. households and is the only media organization with newspapers, television stations and websites in the nation's top three markets. In publishing, Tribune operates 11 leading daily newspapers including the Los Angeles Times, Chicago Tribune and Newsday, plus a wide range of targeted publications. The company's broadcasting group operates 26 television stations, Superstation WGN on national cable, Chicago's WGN-AM and the Chicago Cubs baseball team. Popular news and information websites complement Tribune's print and broadcast properties and extend the company's nationwide audience.

MEDIA CONTACT:	INVESTOR CONTACT:
Gary Weitman	Ruthellyn Musil
VP/Corporate Communications	SVP/Corporate Relations
312/222-3394 (Office)	312/222-3787 (Office)
gweitman@tribune.com	rmusil@tribune.com

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TRIBUNE ANNOUNCES FINAL RESULTS OF MODIFIED "DUTCH AUCTION" TENDER OFFER